UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
________________________

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-06991
Walmart Inc.
New York Stock Exchange
_________________________________________________________________________________
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
1 Customer Drive
Bentonville, AR 72716
(479) 273-4000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.10 per share
2.550% Notes due 2026
1.050% Notes due 2026
1.500% Notes due 2028
4.875% Notes due 2029
5.750% Notes due 2030
1.800% Notes due 2031
5.625% Notes due 2034
5.250% Notes due 2035
4.875% Notes due 2039 (Description of class of securities)

________________________________

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐    17 CFR 240.12d2-2(a)(1)
☐    17 CFR 240.12d2-2(a)(2)
☐    17 CFR 240.12d2-2(a)(3)
☐    17 CFR 240.12d2-2(a)(4)
☐    Pursuant to 17 CFR 240.12d2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1
☒    Pursuant to 17 CFR 240.12d202(c), the Issuer has complied with the rules of the Exchange and requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Walmart Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 8, 2025	By: /s/Gordon Y. Allison	Senior Vice President, Office of the Corporate Secretary, and Chief Counsel for Finance and Governance
Date	Name	Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.